Precigen, Inc.

20374 Seneca Meadows Parkway

Germantown, Maryland 20876

October 7, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Precigen, Inc.
Registration Statement on Form S-3
File No. 333-249172
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Precigen, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on October 9, 2020, at 5:30 p.m. Eastern Time, or as soon thereafter as is practicable.

Please direct any questions or comments concerning this request to William Intner of Hogan Lovells US LLP at (410) 659-2778, and once the Registration Statement has been declared effective, please notify Mr. Intner by calling him at the same phone number.

Very truly yours,

Precigen, Inc.

/s/ Rick L. Sterling
By:	Rick L. Sterling
Title:	Chief Financial Officer